UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the transition period from_______________ to _____________
                         Commission file number 1-10804




                    X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)

                        Seaview House, 70 Seaview Avenue
                           Stamford, Connecticut 06902
                              (Address of the plan)







                                 XL Capital Ltd

              XL House, One Bermudiana Road, Hamilton HM11, Bermuda
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                    X.L. America, Inc. Employee Savings Plan


                                TABLE OF CONTENTS



Financial Statements and Schedule:                                   Page No.

  Report of Independent Accountants                                       3

  Statement of Net Assets Available for Benefits-                         4
  As of December 31, 2002 and 2001

  Statement of Changes in Net Assets Available for Benefits-              5
  For the Year Ended December 31, 2002

  Notes to Financial Statements                                           6

  Schedule of Assets Held at Year End as of December 31, 2002            12

Signatures                                                               13

Exhibit Index                                                            14


Other Schedules required by the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
--------------------------------------------------------------------------------

                                                   PricewaterhouseCoopers LLP
                                                   1177 Avenue of the Americas
                                                   New York NY 10036
                                                   Telephone (646) 471 4000
                                                   Facsimile (646) 471 4100



                           Report of Independent Accountants


To the Participants and Administrator of X.L. America, Inc. Employee Savings
Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of X.L. America, Inc. Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 26, 2003


                    X.L. America, Inc. Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                        As of December 31, 2002 and 2001

                                                      2002                    2001
                                                   --------------         ---------------
ASSETS:

Investments (see Note 4):
     Common Collective Trusts                        $15,207,063              $9,154,814
     Mutual Funds                                     18,889,289              16,981,222
     XL Capital Ltd Class A Ordinary Shares            5,079,715               6,702,128
     Cash                                                461,775                 555,140
     Participant loans                                   715,554                 670,843
                                                  ----------------        ----------------
           Total investments                          40,353,396              34,064,147

Receivables:
       Employer contribution                             104,723                       -
       Participant contributions                          96,158                       -
                                                  ----------------        ----------------
                Total receivables                        200,881                       -
                                                  ----------------        ----------------
     Net assets available for benefits               $40,554,277             $34,064,147
                                                  ================        ================


   The accompanying notes are an integral part of these financial statements.

                    X.L. America, Inc. Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002


Additions to net assets attributed to:
  Investment income:
            Dividends                                             $   751,587
            Interest                                                   55,931
            Net depreciation in fair value of investments
              (see Note 4)                                         (8,119,956)
                                                                  ------------
                                                                   (7,312,438)

  Contributions:
            Participants                                            5,084,290
            Employer                                                4,914,927
            Transfer in to Plan  (see Note 1)                       5,706,651
                                                                  ------------
                                                                   15,705,868
                                                                  ------------

            Total additions                                         8,393,430
                                                                  ------------

Deductions from net assets attributed to:
            Benefits paid to Participants                          (1,903,300)
                                                                  ------------
            Total deductions                                       (1,903,300)
                                                                  ------------

Net increase in assets available for benefits                       6,490,130

Net assets available for plan benefits:
            Beginning of year                                      34,064,147
                                                                  ------------
            End of year                                          $ 40,554,277
                                                                 =============





   The accompanying notes are an integral part of these financial statements.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002




1.   Description of Plan

     The following description of the X.L. America, Inc. Employee Savings Plan (the "Plan") provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering employees of X.L. America, Inc., its subsidiaries and affiliates (collectively referred to as the "Company"), who are scheduled to work a minimum of 20 hours per week. INVESCO Retirement, Inc. is the Plan record keeper. AMVESCAP National Trust Company ("AMVESCAP", formerly Institutional Trust Company) is the Trustee of the Plan. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility
     All employees as defined in the Plan document are eligible to participate in the Plan on the first day of employment. Employees participating in the Plan ("Participants") must select investment choices on the basis of their individual goals and objectives. Participants may invest in one or more investments, each offering different opportunities and elements of risk.

     As of January 1, 2002, Participants are no longer permitted to invest in XL Capital Ltd Class A Ordinary Shares.

     Plan Mergers
     Effective January 1, 2002, the Plan was amended to allow the following subsidiaries of the Company to become participating employers: Brockbank Insurance Services, Inc., XL Financial Administrative Services Inc., and XL Insurance America, Inc. (formerly Winterthur International America Insurance Company).

     The above amendment resulted in the Plan receiving assets of $5,706,651 from the following plans:

     Brockbank Insurance Services, Inc. Profit Sharing Plan     $   472,993
     Brockbank Insurance Services, Inc. Money Purchase Plan         372,882
     X.L. America, Inc. 401(k) Savings and Profit Sharing Plan    2,450,358
     General Casualty 401(k) Plan                                 2,410,418
                                                                -----------
                                              Total             $ 5,706,651
                                                                ===========

     All of the assets merged and transferred became assets of the Plan and are in compliance with the requirements of Section 414(l) of the Internal Revenue Code ("IRC").


     Contributions
     Contributions are deposited directly into the investment funds as designated by the Participants. Contributions to the Plan consist of employee and Company ("Employer") contributions as described below:

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002



     Participant Contributions
     Each year, Participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. A Participant may also elect to make supplemental contributions up to 10% of after-tax annual compensation. The combination of pretax and after-tax Participant contributions to the Plan may not exceed 15% of their annual compensation.

     Employer Contributions
     The Company contributes 140% of the first 5% of pretax Participant contributions to the Plan. After-tax contributions are not eligible for Employer matching contributions. Employer matching contributions are funded to the Plan semi-monthly. At the discretion of the Company, an additional discretionary matching contribution may be made up to 100% of the first 3% of the annual compensation to match contributions made by the Participants in the Plan. (See Note 9, Subsequent Events).

     Participant Accounts
     Each Participant's account is credited with the Participant's contribution and allocations of the Company's contribution and earnings thereon. Investment options chosen by each Participant govern the allocation and distribution of investment income and realized gains or losses. Any dividends and capital gains are deposited to the Trust and reinvested in the appropriate Participant accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

     Vesting
     Participants are fully vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts is based on years of service with the Company. Participants vest 25 percent per year of service and are 100 percent vested after four years of service. Participants become 100% vested in the Employer contributions upon disability, death, or retirement.

     The Employer contributions and investment returns thereon are not taxed to the employee until the employee receives a distribution from the Plan.

     Participant Loans
     Participants may borrow from their vested account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 maximum will be reduced, however, by the highest outstanding loan balance during the prior 12 months. General-purpose loans must be repaid within five years. Loans used to acquire a primary residence must be repaid within 15 years. Participants may have only one loan outstanding at a time.

     Loan balances outstanding are recorded as an asset in a separate loan account. Payments of principal and interest are made by payroll deductions of an amount sufficient to amortize the loan over the repayment period. Assets in the loan account are evidenced by promissory notes secured by a security interest in the Participant's account. Loan interest rates are established based on the prime rate plus one percentage point on the first day of the month in which the loan is made. Principal and interest received on Participants' loans is reinvested in accordance with Participant investment instructions.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002


     Upon termination of employment, the Participant has three months to pay off the unpaid balance on the loan; otherwise it is offset from the distribution to the Participant, as required by ERISA, and is taxable to the Participant.


     Payment of Benefits

     Withdrawals
     Participants may withdraw supplemental after-tax contributions and related investment earnings prior to the age of 59 1/2. Participants are limited to two withdrawals in a calendar year. After the age of 59 1/2, all vested accounts may be withdrawn at any time upon request. Participants are able to withdraw after-tax, pre-tax, and rollover contributions for financial hardship withdrawals. Participants' pre-tax contributions will be suspended for six months following a financial hardship withdrawal. Any amounts withdrawn will be made in cash.

     Terminations
     A separated Participant whose vested account balance does not exceed $5,000 receives a lump sum distribution of their vested balance as soon as administratively practical. If the vested account balance exceeds $5,000 the separated Participant may elect to receive either a lump sum as soon as administratively practical or remain in the Plan.

     Forfeitures
     A Participant whose employment terminates forfeits the amount of his or her unvested account balance. The Plan administrator allocates forfeitures in the Plan year in which the forfeiture occurs and reduces the Plan's ordinary and necessary administrative expenses that would ordinarily be paid by the Company.


2.   Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying financial statements have been prepared on an accrual basis.

     Use of Estimates
     The preparation of the financial statements in conformity with generally accepted accounting principles ("GAAP") requires Company management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition
     The Plan's investments are stated at fair value. The XL Capital Ltd Class A Ordinary Shares are valued at fair value at year-end as determined by quoted market prices. Shares of registered investment companies (mutual funds) are valued at net asset value ("NAV"). Shares of common collective trust funds are valued at NAV as determined by annual audited financial statements of the trusts. Participants' outstanding loans are recorded at their unpaid principal amount.

     The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002


     appreciation/depreciation of the market value for the investments remaining in the Plan. Realized gains and losses are calculated using the historical cost of the asset. Historical cost is the original cost of an asset.

     Purchases and sales of securities are recorded on a trade-date basis. Investment earnings are allocated upon receipt to each Participant's account. Dividends are recognized and accrued on the ex-dividend date.

     Contributions
     Participant and Employer contributions are recorded in the period in which the payroll deductions are made from Plan Participants. Any discretionary matching contributions are recorded by the Plan in the year in which the discretionary match is declared. (See Note 9, Subsequent Events.)

     Payment of Benefits
     Benefit payments comprise termination or hardship distributions, in-service distributions, loan distributions and retirement benefit payments. Benefits are recorded when paid.

     Fees and Expenses
     All administrative fees and expenses are paid by the Company except for investment, management, and fund level operating expenses.


3.   Risk and Uncertainties

     The Plan provides for various investment options, which may invest in any combination of stock, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.


4.   Investments

     The following investments represent 5 percent or more of the fair value of the Plan's net assets as of December 31:


                                                            2002                        2001
                                                   ----------------------   -------------------------

     Invesco Stable Value Fund                     $11,079,221       27%     $ 6,761,523        20%
     Invesco Dynamics Fund                           4,064,655       10%       5,776,275        17%
     Invesco Balanced Fund                           3,752,290        9%       2,684,294         8%
     IRT 500 Index Fund                              4,127,842       10%       2,393,291         7%
     AIM Small Cap Growth Fund                       2,414,722        6%       1,334,762         4%
     AIM Basic Value Fund                            4,629,005       11%       4,247,170        12%
     XL Capital Ltd Class A Ordinary Shares          5,079,715       13%       6,702,128        20%



     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value in the aggregate by $8,119,956 as follows:

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002


        XL Capital Ltd Class A Ordinary Shares                    ($782,221)
        Invesco Dynamics Fund                                    (1,995,278)
        Invesco Select Income Fund                                  (34,190)
        Invesco Growth Fund                                        (698,073)
        Invesco Technology Fund                                    (449,558)
        Invesco Balanced Fund                                      (728,965)
        IRT 500 Index Fund                                       (1,078,595)
        AIM Small Cap Growth Fund                                  (768,549)
        AIM Basic Value Fund                                     (1,298,061)
        Janus Overseas Fund                                        (286,794)
        Invesco Stable Value Fund                                       328
                                                           ------------------

        Net depreciation in fair value of investments           ($8,119,956)
                                                           ==================


5.   Related-Party Transactions

     Certain Plan investments are common collective trusts managed by INVESCO Funds Group, Inc., a subsidiary of AMVESCAP. AMVESCAP is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services related to the Invesco Common Collective Trusts amounted to $56,750 for the year ended December 31, 2002. XL Capital Ltd Class A Ordinary Shares are considered a party-in-interest.


6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100% vested in their Employer contributions.


7.   Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 28, 1987, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC and therefore is exempt from taxation. The Plan adopted the AMVESCAP (formally INVESCO) sponsored prototype plan as of January 1, 2002. The prototype plan received an approval letter dated August 30, 2001 that it is designed in accordance with IRC section 401 and is therefore also exempt from taxation. The Plan has been amended since receiving the determination letter. However, Company management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt.



8.   Reconciliation of Financial Statement to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                   As of for the year ended December 31, 2002



     Net assets available for benefits per the financial statements                  $40,554,277
         Less: Amounts allocated to withdrawing participants                              78,093
                                                                                     -----------

     Net assets available for benefits per the Form 5500                             $40,476,184
                                                                                     ===========

     The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2002, to Form 5500.

     Benefits paid to Participants per the financial statements                      $ 1,903,300
              Add:     Amounts allocated to withdrawing Participants
                       at December 31, 2002                                               78,093
                                                                                     -----------
     Benefits paid to Participants per Form 5500                                     $ 1,981,393
                                                                                     ===========


     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.


9.   Subsequent Events - (Unaudited)

     On March 6, 2003, the Company's Board of Directors approved a discretionary Company match equal to 100% of the first 3% of the annual compensation to match contributions made by the Participants as of December 31, 2002, resulting in additional Employer contributions to the Plan of $1,791,303 to be recorded and paid in 2003.

     Effective April 1, 2003, the Plan was amended to include XL Specialty Insurance Company as a participating employer in the Plan. It was further resolved that upon receipt of a favorable determination letter from the Internal Revenue Service under the Employee Plans Compliance Resolution System, the XL Specialty Insurance Company 401(k) Plan shall be merged with and into the Plan.

     Effective April 1, 2003, the Plan was amended to include XL Capital Ltd as a participating employer in the Plan and merge the assets of the XL Capital Ltd US Qualified (401 (k)) Plan of $3,913,354 into the Plan.

     Effective April 1, 2003, the Plan was amended to include ECS, Inc. as a participating employer in the Plan and merge the assets of the ECS, Inc. Retirement Savings Plan of $20,184,706 into the Plan.


                    X.L. America, Inc. Employee Savings Plan
         Schedule H, Line 4(I) -Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                                           Description of Investment,
                                                            Including Maturity Date
          Identity of Issue, Borrower,                      Rate of Interest, Par or
             Lessor or Similar Party                             Maturity Value                    Cost            Fair Value
----------------------------------------------------  --------------------------------------  -----------------  -----------------

*   Invesco Stable Value Trust                        Common Collective Trust                 $11,077,110        $11,079,221

*   IRT 500 Index Trust                               Common Collective Trust                   5,298,122          4,127,842

*   Invesco Dynamics                                  Mutual Fund                               7,124,042          4,064,655

*   Invesco Select Income                             Mutual Fund                               1,211,831          1,136,629

*   Invesco Growth                                    Mutual Fund                               2,694,011          1,177,884

*   Invesco Technology II                             Mutual Fund                               1,470,583            658,828

*   Invesco Balanced                                  Mutual Fund                               4,550,836          3,752,290

    AIM Small Cap Growth                              Mutual Fund                               3,432,573          2,414,722

    AIM Basic Value                                   Mutual Fund                               6,030,236          4,629,005

    Janus Overseas                                    Mutual Fund                               1,674,108          1,055,276

*   XL Capital Ltd Class A Ordinary Shares            Ordinary Shares                           4,218,744          5,079,715

    Cash                                              Money Market Fund                                              461,775

*    Participant Loans                                Participant Loan Fund                                          715,554
                                                      Maturing in or during
                                                        2003 - 2014
                                                        5.25% - 10.5%

                                                                                                            -----------------
    Total Assets Held for Investment                                                                             $ 40,353,396
                                                                                                            =================



* Party-in-interest

                    X.L. America, Inc. Employee Savings Plan
                                December 31, 2002



                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  X.L. America, Inc. EMPLOYEE SAVINGS PLAN
                                                (Name of Plan)


                                  X.L. America, Inc., Plan Administrator



DATE: June 27, 2003                   By: /s/ Janet Kyle
      ---------------------           -------------------------------------
                                      Janet Kyle
                                      Senior Vice President
                                      (Name and title of signing official)

                                 XL CAPITAL LTD
                           Annual Report on Form 11-K
                           For the Fiscal Year Ended
                               December 31, 2002




                                  EXHIBIT INDEX

                                                                Page Number in
Exhibit No.                                                 Sequential Numbering
                                                                    System
---------------                                          -----------------------

   23.1               Consent of Independent Accountants              15

   99.1               Certification pursuant to Section               16
                      906 of the Sarbanes-Oxley Act of
                      2002

                                                                    EXHIBIT 23.1


PricewaterhouseCoopers LLP

--------------------------------------------------------------------------------

                                                     PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (646) 471 4000
                                                     Facsimile (646) 471 4100




                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81451) of XL Capital Ltd of our report dated June 26, 2003 relating to the financial statements of X.L. America, Inc. Employee Savings Plan, which appears in this Form 11-K.





PricewaterhouseCoopers LLP





June 26, 2003

                                                                    EXHIBIT 99.1


                                  CERTIFICATION
                          ACCOMPANYING FORM 11-K REPORT


                                     for the


                    X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN


     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63,
                      Title 18 U.S.C.ss.ss.1350(a) and (b))

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.ss.1350(a) and (b)), each of the undersigned hereby certifies, in his capacity as an officer of X.L. America, Inc., the plan administrator of the X.L. America, Inc. Employee Savings Plan (the "Plan"), that the Annual Report for the Plan on Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



                                          X.L. AMERICA, INC., as
                                          plan administrator of the Plan
                                          (equivalent to the chief executive
                                          officer and chief financial
                                          officer of the Plan)


Date:  June 27, 2003                  By:  /s/ Nicholas M. Brown, Jr.
                                           -------------------------------------
                                                  Nicholas M. Brown, Jr.
                                           President and Chief Executive Officer
                                                   of X.L. America, Inc.

Date:  June 27, 2003                  By:  /s/ Richard H. Miller
                                           -------------------------------------
                                                  Richard H. Miller
                                           Executive Vice President, Chief
                                           Financial Officer and Treasurer
                                               of X.L. America, Inc.


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to X.L. America, Inc., as plan administrator of the Plan, and will be retained by X.L. America, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.